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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                     Name: Clough Global Opportunities Fund

                      Address of Principal Business Office:

                            1625 Broadway, Suite 2200
                             Denver, Colorado 80202

                        Telephone Number: (800) 320-2577

                Name and address of agent for service of process:

                        Traci A. Thelen, General Counsel
                        ALPS Mutual Funds Services, Inc.
                            1625 Broadway, Suite 2200
                             Denver, Colorado 80202

                                    Copy to:
                                Philip J. Niehoff
                          Mayer, Brown, Rowe & Maw LLP
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 782-0600

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                                 YES [X] NO [ ]

     A copy of the Certificate of Trust of the Clough Global Opportunities Fund is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Denver and the State of Colorado on the 13th day of May, 2004.

                                        CLOUGH GLOBAL OPPORTUNITIES FUND

                                        By:    /s/ Edmund Burke
                                               ---------------------------------
                                        Name:  Edmund Burke
                                        Title: Initial Trustee